

September 19, 2022

Joshua B. Goldstein
General Counsel and Secretary
Masterworks 161, LLC
225 Liberty St. 29th Floor
New York, New York 10281

Re: Masterworks 161, LLC
Offering Statement on Form 1-A
Filed September 12, 2022
File No. 024-11989

Dear Mr. Goldstein:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services